NO Act

P.E. 08/05/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


16005068

DIVISION OF
CORPORATION FINANCE

August 9, 2016

Wayne D. Swan
Durham Jones & Pinegar, P.C.
wswan@djplaw.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 8-9-16

Re: Medizone International, Inc.
Incoming letter dated August 5, 2016

Dear Mr. Swan:

This is in response to your letter dated August 5, 2016 concerning the shareholder proposal submitted to Medizone by Peter Gaide. We also have received a letter from the proponent dated August 8, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Peter Gaide
peter@cornerstoneadv.org

August 9, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medizone International, Inc.
Incoming letter dated August 5, 2016

The proposal relates to various corporate matters.

We are unable to concur in your view that Medizone may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Medizone may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Medizone did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Medizone's request that the 80-day requirement be waived.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

August 8, 2016

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D. C. 20549

Re: Medizone International, Inc.
Response to Company's letter RE: Intention to Omit Shareholder Proposal

Dear Sirs:

Accompanying this letter is attached a letter written by Durham Jones and Pinegar, (Counsel) counsel to Medizone International (the Company). In that letter, Counsel makes several assertions that serve the purpose of excluding my proposals to amend the Company's preliminary proxy statement. Also attached is the letter I addressed to the Company Secretary as set forth in the preliminary proxy statement and in conformity with the Company bylaws. I ask you to consider the following alternative facts and arguments of the matter before allowing Counsel's arguments at face value.

1) Company has not held an Annual General Meeting (AGM) of shareholders in years. As such, there is no regularity of process utilized by the Company with respect to the holding of meetings and the exercise of shareholder rights pertaining to the timely filing of notices related thereto. This fact can be confirmed by the SEC reviewing its own records pertaining to the Company's notice of prior shareholder meetings.
2) Counsel asserts that my proposal(s) is defective because it is *unreasonable* with respect to the amount of time the Company would have to consider the proposal(s) and amend its proxy materials prior to making them final.
    a. The Company made the public aware of the existence of the preliminary proxy materials submission to the SEC at 5:21 p.m. on Monday, July 25, 2016. My proposals were submitted electronically to the Company (to a board member who forwarded the letter to management) on Friday, July 30, 2016. The letter was also sent via Certified US Mail to the Company on July 30, 2016 and the postman attempted delivery at 3:05 p.m. on

Monday, August 1, 2016 (nobody was at the Company offices to sign for the letter and redelivery was rescheduled for August 3, 2016). The Company, Counsel and Board member were made aware of these facts on Tuesday, August 2, 2016. I believe these facts speak to the timeliness and earnestness of myself, a shareholder, to communicate the desire for the inclusion of the additional proxy questions. If notifying the Company of the shareholder proposals within 4 days of notice of the preliminary proxy being filed with the SEC is viewed as being 'unreasonable', I would like to know what the Company and Counsel view as being a reasonable time for shareholders to assert their rights.

b. Section 3.04 BUSINESS AT MEETINGS OF SHAREHOLDERS of the Company bylaws reads:

SECTION 3.04. BUSINESS AT MEETINGS OF SHAREHOLDERS. Except as otherwise provided by law (including, but not limited to, Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor provision thereto) or in these Bylaws, the business that shall be conducted at any meeting of the shareholders shall (a) have been specified in the written notice of the meeting (or any supplement thereto) given by the Corporation, (b) be brought before the meeting at the direction of the Board of Directors or the presiding officer of the meeting or (c) have been specified in a written notice given to the Secretary of the Corporation by or on behalf of any shareholder who shall have been a shareholder of record on the record date for such meeting and who shall continue to be entitled to vote thereat (the "Shareholders Notice"), in accordance with all of the following requirements:

(a) Each Shareholder Notice must be delivered to, or be mailed and received at, the principal executive offices of the corporation:

(i in the case of an annual meeting that is called for a date that is within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than sixty (60) days nor more than ninety (90) days prior to such anniversary date; and

(ii in the case of an annual meeting that is called for a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first; and

(b) Each such Shareholder Notice must set forth each of the following:

(i the name and address of the shareholder who intends to bring the business before the meeting;

(ii the general nature of the business that he or she seeks to bring before the meeting; and

(iii a representation that the shareholder is a holder of record of the stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring the business specified in the notice before the meeting.

The presiding officer of the meeting may, in his or her sole discretion, refuse to acknowledge any business proposed by a shareholder not made in compliance with the foregoing procedure.

In consideration of Section 3.04 (a) (ii, I contend the communication made by me, the shareholder, was made within 4 days of the notice of the shareholder meeting being made to the SEC and is within the 10 days stipulated notice period allowance and as such, complies in specificity with the provisions of the bylaws and is therefore "reasonable" by factual compliance with the provisions of the bylaws.

c. The Company/Counsel state the need for a 40 day notice requirement under Rule 14a-16. In effect, the Company is arguing that the 'reasonableness' of the timing of shareholder communications should be held captive to its choice of the shareholder meeting date. I would contend that the Company, if it had an intention of receiving timely communications from shareholders it determined to be reasonably and timely received, could/should have chosen a meeting date that was longer than the 50 days afforded between the preliminary notice date and the date of the meeting. In other words, the lack of planning surrounding the notice and date of the shareholder meeting, on the part of the Company and Counsel, should not abridge the rights of the shareholder to submit timely questions for proxy consideration.
d. Counsel argues in its letter to you that it had already "finalized" the proxy within 4 days of having made notice of the preliminary proxy materials. In essence, Counsel admits to having no expectation of shareholder communications. Counsel's simple finalization of the materials should in no way pre-empt the rights of shareholders. If Counsel's argument is upheld, they could just as easily have 'finalized' the proxy materials one day following the filing of the preliminary materials and thereby exclude any shareholder proposals. Clearly, Counsel's argument is specious.

3) Apart from the baseless "unreasonable timeliness" issues, Counsel asserts other arguments to disqualify the inclusion of the shareholder's proxy questions, including:

   a. **<u>Eligibility</u>**

      i. Counsel states that I, the shareholder, failed to demonstrate the ownership of $2,000 of Company stock or 1% of the company securities and held that ownership for at least one year.

         1. There is no reasonable basis for the shareholder to be aware of these requirements. In my submission to the Company, I did state an awareness of and compliance with aforementioned Section 3.04 of the Company bylaws, subsection (iii ;
         2. In point of fact, I (with my wife, and personally in individual name, IRA and Roth IRA) own more than 3.1 million shares of the Company stock worth $179,800 as of August 5, 2016. The Company knows full well that I have participated in 4 Private Placement transactions with the Company resulting in the acquisition of most of this stock and that these transactions have taken place over the last several years. Counsel also knows of this fact as they, as recently as March of this year, provided an opinion letter confirming to the Transfer Agent and broker (Charles Schwab) compliance with a one-year holding period so as to lift a trading restriction legend from the certificated shares.
         3. Between July 25, 2016 and July 20, 2016 I traded emails with Company Board of Directors member David Esposito asking him to follow-up, and his responses related thereto, of an initial expression of interest by Apple Corporation in the Company's technology. If valuable, I can provide the email exchange. Of importance, this evidences my desire for the Company to succeed and the Company's recent understanding of that desire and the cordial nature of my communications with Mr. Esposito. It's unreasonable to think that a shareholder owning less than 2,000 shares or $116 of value would undertake the exercise set forth and the Company could reasonably conclude a larger than 2,000 share holding, even if it didn't know otherwise.
         4. Counsel would like to disallow evidence of my ownership of Company stock as I don't appear on the Company's official list of stockholders of record. The fact of the matter is that

all shares owned by me are held in street name and, therefore, would not appear on the Company's list. Again, a specious argument as any shareholder owning stock in street name would be not only disqualified from asserting their rights, presumably the Company would make the same argument to disqualify the shareholder from in-person voting at the AGM unless the shareholder had previously cast his/her vote electronically after receiving proxy materials from the broker.

5. Again, per the aforementioned bylaws, the eligibility of the shareholder to submit a written notice to the Company Secretary is a representation of being a shareholder on the record date and his/her continued eligibility to vote. The Company makes no effort to inform shareholders of alternative eligibility stipulations as those cited in Rule 14a-8. The conformity of the eligibility requirements of being a shareholder entitled to communicate matters of concern as set forth in the bylaws were stipulate in my submission to the company.
6. If the Company/Counsel believed me to be disqualified from asserting my rights per a suspicion that I was not a shareholder, they could have contacted me and I could have provided the requisite proof of same (redacted brokerage account statements). The lack of such effort evidences a search for rationale to disqualify shareholder proposals.

b. <u>Procedural</u>

i. Per Rule 14a-8 Counsel asserts that a shareholder is entitled to only bring one proposal to a particular meeting. Again, a shareholder not versed in the 'rules' would not know of this limitation. Should the Chief Counsel side with the Company in this respect and allow only one proposal to be submitted, I would ask that the second of my proposals concerning the bylaws be the operative proposal submission. Namely, that "No person shall serve as a director upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the By-laws or otherwise by action of the Board of Directors."

ii. Should the Chief Counsel allow Counsel's argument and disallow the Company's request for "Waiver of the 80 day Filing Requirement," I am aware of other qualified shareholders who would be willing to timely submit the alternative proposals.

c. <u>Substantive Reasons</u>

i. Counsel offers that the proposals including a service age limit of 75 for officers and directors "may violate applicable federal and/or state age discrimination laws" is a self-serving argument without basis in facts presented. For a big-5 Utah law firm to make such broad-brushed, unsubstantiated arguments to the SEC in defense of the issue at question is unprofessional if not unconscionable. If there is a basis in law for Counsel's assertions, please cause them to make such and not rely on the arguably lame "untimely/unreasonable" argument offered. I am not a lawyer, but the initial investigation I have undertaken shows that Directors are not employees of the company, and therefore, no age discrimination statute applies to them.

   Second, The Age Discrimination in Employment Act prohibits age discrimination against any employee who is 40 years of age or older, and as a result, it generally prohibits involuntary retirement. 29 U.S.C. This does not amount, however, to an absolute ban on mandatory retirement programs. An employer may require the retirement of an employee who is **65** years of age or older and who, for the two years preceding retirement, is employed "in a bona fide executive or high policy making position". If the retiring employee is eligible for an immediate, non-forfeitable annual retirement benefit from a pension, profit sharing, saving or deferred compensation plan, or any combination of such plans, the aggregate retirement benefit must amount to at least $44,000.

   The proposal I made makes the mandatory retirement age 75, giving officers 10 more years of service than the age 65 authorized by the ADEA. I fully recognize that the Company's current CEO and Board Chairman is age 74 and one Board member is age 77. The proposal also provides the Board with the flexibility to comply with any pertinent law regarding the payment of retirement benefits.

   The crux of the issue is that the Company and Counsel also understand the ramifications of the proposals and wish to disallow the proposals to be seen or acted upon by shareholders.

ii. I note that Counsel's letter to you is silent on the matter of the third proposal, that which would rescind the authority of the Company to issue the 50,000,000 Preferred shares authorized at the most recent AGM (several years ago). The preferred authorization materially functions as a 'poison pill' and shareholders have every right to seek its rescission, should that be their choice.

4) The Company seeks a waiver of the 80 day Filing Requirement as in part, ".... Since the proposals were received subsequent to the filing of the Company's preliminary Proxy Materials with the Commission, ...". Are shareholders to be omniscient and be held to a standard to submit proxy questions for a shareholder meeting that has not yet been noticed? Absurd.

   I would ask the SEC to disallow the Company's request for waiver of the 80 day filing requirement, and instead, enforce it.

Rather than taking the high road and contact me, and perhaps other shareholders, about questions they have about the substance of proxy questions, they chose to disallow the proposals on the basis of weak legal logic. If Counsel's arguments are to stand, shareholders in this country have no rights.

Let it be known, that if the Company was to make certain public representations, I would be willing to claw back my proposals. I would be willing to talk with the Company about the exact nature of those representations.

Sincerely,

Peter Gaide, Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Edwin Marshall, CEO, Medizone International, Inc.
Boyd Evans, CFO and Corporate Secretary, Medizone International, Inc.
David Esposito, Director of Medizone, International
Kevin Pinegar, Esq., Counsel to Medizone International, Inc.

July 28, 2016

Corporate Secretary
Medizone International, Inc.
4000 Bridgeway, Suite 401
Sausalito, CA 94965

Attn: Corporate Secretary

Dear Sir,

Pursuant to the By-laws of Medizone International, Inc., specifically Article VII – Amendments, you are hereby requested to present the following amendments to the by-laws to shareholders for their consideration and action at the proposed shareholder meeting noticed in the Proxy Statement – Notice of Shareholders Meeting (preliminary) (pre 14a) made to shareholders on July 25, 2016.

The proposed amendments to the By-laws are set forth in their respective Section and highlighted in red lettering hereafter.

SECTION 5.04. REMOVAL AND RESIGNATION. Any officer may, subject to any contractual arrangements between the officer and the Corporation, be removed, either with or without cause, by a majority of the directors in office at the time, at any regular or special meeting of the Board of Directors, or, unless otherwise specified by the Board of Directors, by the Chairman of the Board or any other officer upon whom a general or special power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the President or to the Secretary of the Corporation. Any resignation shall take effect at the date of the receipt of the notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective. **No officer may be retained in office upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the By-laws or otherwise by action of the Board of Directors.**

SECTION 4.01. NUMBER; TERM; ELECTION. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) but the number shall be not less than three (3) nor more than seven (7). In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve for the remainder of the term of the director being replaced or, in the case of an additional director, until directors are again elected and qualified for office. All directors shall continue in office until the election and qualification of their respective successors in office. **No person shall serve as a director upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the By-laws or otherwise by action of the Board of Directors.** No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless these Bylaws so provide.

Should these requested changes to the By-laws of the Corporation require a proxy question to be submitted to shareholders, apart from making the change pursuant to the above alterations, please use these proxy questions:

Shall the by-laws of Medizone International, Inc. be amended in any and all respect to:

- **A) Limit the age of eligibility to serve as an officer of the corporation to the attained age of 75?**
- **B) Limit the age of eligibility to serve as a member of the Board of Directors to the attained age of 75?**

To the extent shareholders approve of one or both of these amendments, the Board of Directors is precluded from altering the by-laws and the eligible age of service per the use of Section 7.02 or any other Section of the by-laws. Should an Executive officer not be terminated for cause or retire on his own accord, to the extent the bylaws need to be amended to prescribe retirement benefits of at least $44,000 annually (or such other legally required minimum amount) to an Executive Officer reaching age 75 so as to comply with employment law pertaining to the exemption from discrimination for a Bona Fide Executive, this is so authorized. This provision of retirement benefit would not apply to a director as he or she is not an employee.

"NRS 78.130 (3) All officers must be natural persons and must be chosen in such manner, hold their offices for such terms and have such powers and duties as may be prescribed by the bylaws or determined by the board of directors. Any natural person may hold two or more offices." I believe this section of NV law would provide latitude for shareholders to define the age eligibility of service as such relates to the definition of "term" set forth in the bylaws. It may be that persons reaching the attained age of 75 be permitted to hold other positions of employment so as to comply with any state or Federal age discrimination laws. I believe exceptions to age discrimination laws permit Compulsory Retirement of Bona Fide Executives and High-Level Policy Makers who have attained the age of 65 and who are eligible for at least $44,000 of annual retirement benefits.

NRS 78.115 Board of directors: Number and qualifications. The business of every corporation must be managed under the direction of a board of directors or trustees, all of whom must be natural persons who are at least 18 years of age. A corporation must have at least one director, and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased. Unless otherwise provided in the articles of incorporation, directors need not be stockholders. This section of NV law provides for a minimum qualifying age and the phrase "**the manner in which the number of directors may be increased or decreased"** would not preclude the decrease in number of directors being determined on the basis of attained age.

Per Section 3.04 of the Corporation Bylaws - Business at Meetings of Shareholders (c), you are hereby given written notice to include the following item of business at the above referenced shareholder meeting. The item of business is the consideration of the following question that is hereby requested to be included in the proxy statement provided to all shareholders for consideration and action at the forthcoming aforementioned shareholder meeting:

Shall the authority of Medizone International, Inc. to issue any or all of the 50,000,000 Preferred shares of stock authorized at the most recent preceding meeting of shareholders be rescinded?

Should you have any questions about the proposed amendments to the by-laws or the question of rescinding the authorization to issue the Preferred shares, I may be contacted at the following address.

In compliance with Section 3.04 (a) and (b) of the Corporation Bylaws, I hereby (i set forth my name and address below; (ii set forth the nature of the business as delineated above; and (iii represent that I am a shareholder of record of the stock of the Corporation intending to bring such business before the meeting of shareholders.

Sincerely,

Peter Gaide

*** FISMA & OMB Memorandum M-07-16 ***



DURHAM JONES & PINEGAR, P.C.
111 East Broadway, Suite 900
P O Box 4050
Salt Lake City, Utah 84110
801.415.3000
801.415.3500 Fax
www.djplaw.com

August 5, 2016

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)
VIA FEDERAL EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Medizone International, Inc.
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of our client, Medizone International, Inc. (the "Company"), we are enclosing a copy of certain shareholder proposals received by the Company from Peter Gaide (the "Proponent") on July 29, 2016 (the "Proposals"). Also enclosed is a copy of the email from Proponent pursuant to which the Proposals were delivered.

Pursuant to the Rule, we hereby notify the Commission of the Company's intention to exclude the Proposals from its proxy statement and form of proxy (the "Proxy Materials") for the Company's annual meeting of stockholders to be held on September 15, 2016 (the "2016 Annual Meeting"), on the grounds that the Proposals were not submitted to the Company a reasonable time before the Company began to print and send its Proxy Materials, as required under Rule 14a-8(e)(2), and because of other defects in the Proposals.

Pursuant to Question C of Staff Legal Bulletin No. 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov. In addition, a hard copy of this letter is also being sent via Federal Express to the address listed above. In accordance with Rule 14a-8(j) under the Exchange Act, a copy of this letter and its exhibits are being sent via mail and email to the Proponent to notify him of the Company's reasons for omitting the Proposals from its Proxy Materials.

The Proposals

On Friday July 29, 2016, at 5:15 p.m., one of the Company's directors, Mr. David Esposito, received via email a letter dated July 28, 2016 from the Proponent, requesting that the Company include two or more proposals in the proxy materials to be delivered by the Company in connection with the Company's annual meeting to be held on September 15, 2016. The Proponent represents that he is a stockholder of the Company, although this assertion cannot be confirmed by the Company because the Proposals fail to contain the information required by Rule 14a-8(b)(2).

Although Rule 14a-8(c) limits the number of proposals that may be submitted by a shareholder for a particular meeting to one (1), the Proponent requests that the Company add to its Proxy Materials the following proposals:

- The shareholders of the Company vote to amend Section 5.04 of the Bylaws of the Company to provide that "No officer may be retained in office upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the Bylaws or otherwise by action of the Board of Directors."

- The shareholders of the Company vote to amend Section 4.01 of the Bylaws of the Company to provide that "No person shall serve as a director upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the Bylaws or otherwise by action of the Board of Directors."

- The shareholders of the Company vote on the following questions:

  "Shall the Bylaws of Medizone International, Inc. be amended in any and all respect to:

  A) Limit the age of eligibility to serve as an officer of the corporation to the attained age of 75?

  B) Limit the age of eligibility to serve as a member of the Board of Directors to the attained age of 75?"

  "To the extent shareholders approve of one or both of these amendments, the Board of Directors is precluded from altering the Bylaws and the eligible age of service per the use of Section 7.02 or any other Section of the Bylaws. Should an Executive officer not be terminated for cause or retire on his own accord, to the extent the bylaws need to be amended to prescribe retirement benefits of at least $44,000 annually (or such other legally required minimum amount) to an Executive Offer reaching age 75 so as to comply with employment law pertaining to the exemption from discrimination for a Bona Fide Executive, this is so authorized. This provision of retirement benefit would not apply to a director as he or she is not an employee."

- The shareholders of the Company vote on the following question:

  "Shall the authority of Medizone International, Inc. to issue any or all of the 50,000,000 Preferred shares of stock authorized at the most recent preceding meeting of shareholders be rescinded?"

This letter relates only to the Company's intention to omit the Proposals from the Proxy Materials to be issued in connection with the 2016 Annual Meeting, and does not relate to proxy materials that may be issued in connection with any future annual or special meetings of the stockholders of the Company, as to which the Company reserves all rights to object to the inclusion of the Proposals in the proxy materials to be issued in connection therewith.

The Proposals May be Properly Excluded Under Rule 14a-8(e)(2)

Rule 14a-8(e)(2) provides, in pertinent part: "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submitting a proposal] is a reasonable time before the company begins to print and send its proxy materials."

The Company did not hold an annual meeting of stockholders in fiscal 2015. Therefore, the deadline for proposal submission by shareholders for the 2016 Annual Meeting is "a reasonable time before the Company begins to print and send its proxy materials."

Definitive copies of the Company's Proxy Materials are scheduled to be filed with the Commission and posted to the Company's proxy access site on August 5, 2016. August 5, 2016 is the mailing date (the "Mailing Date") for the Company's Notice of Internet Availability of Proxy Materials, in order to satisfy the 40 day notice requirement under Rule 14a-16 for the 2016 Annual Meeting. The Proposals were not received by the Company until only seven (7) days before the Mailing Date, and four (4) days after the Company had filed its preliminary Proxy Materials with the Commission. When the Company received the Proposals at the end of the business day on Friday July 29, the Company had already finalized its form of Proxy Card for the 2016 Annual Meeting with Broadridge Financial Solutions, Inc., had instructed Broadridge to proceed with printing the Proxy Cards, and was in the final stages of commencing its proxy solicitation. There is not sufficient time available for the Company's management and the board of directors to properly consider the Proposals without causing excessive delay to the scheduled delivery of definitive Proxy

Materials. Accordingly, the Proposals were not received by the Company a reasonable time before the Company began to print and send its proxy materials.

In Marathon Oil Company, SEC No-Action Letter (pub. avail. Jan 28, 1982), the Commission stated that it would not recommend enforcement action against a registrant which did not include in the definitive proxy materials relating to a meeting of the security holders of the registrant a shareholder proposal received after the preliminary proxy materials relating to that meeting had been filed with the Commission. See also The United Kingdom Fund, Inc., SEC No-Action Letter (pub. avail. Jan 12, 1998)(in connection with a special meeting of shareholders, proposals were not received a reasonable time before the solicitation was made where proposals were received 5 days after preliminary proxy materials were filed with the Commission, and 7 days prior to the planned mailing date).

For these reasons, the Company plans to omit the Proposals from the Proxy Materials to be issued in connection with the 2016 Annual Meeting, pursuant to Rule 14a-8(e)(2).

The Proposals are Defective for Other Reasons Under Rule 14a-8, which Defects Could Not be Remedied Within the Deadlines Mandated by Rule 14a-8(e)(2)

Although the Proposals are excluded because they are untimely, we note that we also believe there may be a number of other bases under Rule 14a-8 for omitting the Proposals from the Proxy Materials. These include eligibility, procedural, and substantive reasons. They include, but are not limited to, the following:

- In his Proposals, Proponent included more than one proposal for consideration by stockholders of the Company. Rule 14a-8(c) limits the number of proposals by any single stockholder for a particular meeting to just one.

- Proponent failed to demonstrate his eligibility as a stockholder who has continuously held at least $2000 in market value, or 1%, of the Company's securities, entitled to be voted on the proposal at the meeting, for at least one year by the date he submitted his proposals. According to the Company's official list of stockholders of record on the record date for determining stockholders eligible to vote on matters to be voted upon at the upcoming meeting, Proponent is not a registered holder of any Company securities. Proponent failed to submit any written statement from the record holder of his securities verifying that, at the time of his Proposals, he had continuously held the securities for at least one year. The Proposals fail to contain any information or documentation with respect to Proponent's shareholdings in the Company, as required by Rule 14a-8(b)(2).

- The Proposals relating to setting age limitations for the Company's officers and directors may violate applicable federal and/or state age discrimination laws.

In light of the untimeliness of the Proposals delivered to the Company by the Proponent, we do not believe it is necessary to fully address these or any other bases for exclusion at this time. If, however, the Staff or the Commission disagrees with our position under Rule 14a-8(e)(2), set forth above, we request permission to supplement this request with a discussion of these and other deficiencies which constitute additional bases for exclusion under Rule 14a-8.

We note that Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, as indicated in the Rule, and in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a deficiency that cannot be remedied. For this reason, although Proponent is receiving a copy of this letter, the Company has not provided Proponent with a separate notice of the deficiencies.

Waiver of 80 Day Filing Requirement

Rule 14a-8(j) requires that the information being filed with this letter be submitted by the registrant no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission...or such shorter period prior to such date as the Commission or the Staff may permit...." Since the Proposals were received subsequent to the filing of the Company's preliminary Proxy Materials with the Commission, and only a few days prior to the filing of the Company's definitive proxy materials, it is impossible to satisfy this 80-day requirement. Accordingly, the Company requests the Commission to exercise it authority to waive the 80-day requirement. The Staff previously has exercised its waiver authority in similar circumstances. See, e.g., William Wrigley Junior Company, SEC No-Action Letter (pub. avail. Feb 28, 1991); Emerging Germany Fund, SEC No-Action Letter (pub. avail. Mar. 18, 1992).

For the reasons outlined above, and without addressing or waiving any other possible grounds for exclusion, the Company requests that the Commission concur with our opinion that the Proposals may be excluded from the Company's 2016 Proxy Materials because the Proponent failed to submit his Proposals in a timely manner.

We appreciate your assistance in this matter. If you have any questions or required any additional information, please contact Kevin Pinegar or Wayne Swan at 801-415-3000 (email kpinegar@djplaw.com or wswan@djplaw.com).

Very truly yours,

DURHAM JONES & PINEGAR, P.C.



Wayne D. Swan

Enclosure

Cc: Edwin Marshall, CEO, Medizone International, Inc.
Boyd Evans, CFO and Corporate Secretary, Medizone International, Inc.
David Esposito, Director of Medizone International, Inc.
Peter Gaide ("Proponent") by email and Federal Express

The Proposals

From: Peter Gaide [mailto:Peter@CornerstoneADV.org]
Sent: Friday, July 29, 2016 5:15 PM
To: 'David Esposito' <david.esposito@armune.com>; david@harvesttimepartners.com
Subject: Medizone shareholder meeting

Hi David,

This is just a heads up. I intend to register mail the attached letter this afternoon.

Should you have an interest in discussing it, I think you have my cell number.

Peter Gaide

July 28, 2016

Corporate Secretary
Medizone International, Inc.
4000 Bridgeway, Suite 401
Sausalito, CA 94965

Attn: Corporate Secretary

Dear Sir,

Pursuant to the By-laws of Medizone International, Inc., specifically Article VII – Amendments, you are hereby requested to present the following amendments to the by-laws to shareholders for their consideration and action at the proposed shareholder meeting noticed in the Proxy Statement – Notice of Shareholders Meeting (preliminary) (pre 14a) made to shareholders on July 25, 2016.

The proposed amendments to the By-laws are set forth in their respective Section and highlighted in red lettering hereafter.

SECTION 5.04. REMOVAL AND RESIGNATION. Any officer may, subject to any contractual arrangements between the officer and the Corporation, be removed, either with or without cause, by a majority of the directors in office at the time, at any regular or special meeting of the Board of Directors, or, unless otherwise specified by the Board of Directors, by the Chairman of the Board or any other officer upon whom a general or special power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the President or to the Secretary of the Corporation. Any resignation shall take effect at the date of the receipt of the notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective. **No officer may be retained in office upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the By-laws or otherwise by action of the Board of Directors.**

SECTION 4.01. NUMBER; TERM; ELECTION. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) but the number shall be not less than three (3) nor more than seven (7). In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve for the remainder of the term of the director being replaced or, in the case of an additional director, until directors are again elected and qualified for office. All directors shall continue in office until the election and qualification of their respective successors in office. **No person shall serve as a director upon reaching the age of 75. This provision of age may not be altered per Section 7.02 of the By-laws or otherwise by action of the Board of Directors.** No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless these Bylaws so provide.

Should these requested changes to the By-laws of the Corporation require a proxy question to be submitted to shareholders, apart from making the change pursuant to the above alterations, please use these proxy questions:

Shall the by-laws of Medizone International, Inc. be amended in any and all respect to:

A) Limit the age of eligibility to serve as an officer of the corporation to the attained age of 75?
B) Limit the age of eligibility to serve as a member of the Board of Directors to the attained age of 75?

To the extent shareholders approve of one or both of these amendments, the Board of Directors is precluded from altering the by-laws and the eligible age of service per the use of Section 7.02 or any other Section of the by-laws. Should an Executive officer not be terminated for cause or retire on his own accord, to the extent the bylaws need to be amended to prescribe retirement benefits of at least $44,000 annually (or such other legally required minimum amount) to an Executive Officer reaching age 75 so as to comply with employment law pertaining to the exemption from discrimination for a Bona Fide Executive, this is so authorized. This provision of retirement benefit would not apply to a director as he or she is not an employee.

"NRS 78.130 (3) All officers must be natural persons and must be chosen in such manner, hold their offices for such terms and have such powers and duties as may be prescribed by the bylaws or determined by the board of directors. Any natural person may hold two or more offices." I believe this section of NV law would provide latitude for shareholders to define the age eligibility of service as such relates to the definition of "term" set forth in the bylaws. It may be that persons reaching the attained age of 75 be permitted to hold other positions of employment so as to comply with any state or Federal age discrimination laws. I believe exceptions to age discrimination laws permit Compulsory Retirement of Bona Fide Executives and High-Level Policy Makers who have attained the age of 65 and who are eligible for at least $44,000 of annual retirement benefits.

NRS 78.115 Board of directors: Number and qualifications. The business of every corporation must be managed under the direction of a board of directors or trustees, all of whom must be natural persons who are at least 18 years of age. A corporation must have at least one director, and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased. Unless otherwise provided in the articles of incorporation, directors need not be stockholders. This section of NV law provides for a minimum qualifying age and the phrase "**the manner in which the number of directors may be increased or decreased**" would not preclude the decrease in number of directors being determined on the basis of attained age.

Per Section 3.04 of the Corporation Bylaws - Business at Meetings of Shareholders (c), you are hereby given written notice to include the following item of business at the above referenced shareholder meeting. The item of business is the consideration of the following question that is hereby requested to be included in the proxy statement provided to all shareholders for consideration and action at the forthcoming aforementioned shareholder meeting:

Shall the authority of Medizone International, Inc. to issue any or all of the 50,000,000 Preferred shares of stock authorized at the most recent preceding meeting of shareholders be rescinded?

Should you have any questions about the proposed amendments to the by-laws or the question of rescinding the authorization to issue the Preferred shares, I may be contacted at the following address.

In compliance with Section 3.04 (a) and (b) of the Corporation Bylaws, I hereby (i set forth my name and address below; (ii set forth the nature of the business as delineated above; and (iii represent that I am a shareholder of record of the stock of the Corporation intending to bring such business before the meeting of shareholders.

Sincerely,

Peter Gaide

*** FISMA & OMB Memorandum M-07-16 ***